UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55 5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for July 2017

Total passenger traffic up 8.0% YoY in Mexico and 3.2% in San Juan

Mexico City, August 3, 2017 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for July 2017 increased by 6.7% when compared to July 2016. Passenger traffic rose 8.0% in Mexico, and 3.2% in San Juan.

This announcement reflects comparisons between July 1 through July 31, 2017 and 2016. Accumulated figures reflect comparisons between January 1 and July 31, 2017 and 2016. Transit and general aviation passengers are excluded for Mexico.

Passenger Traffic Summary
	July		% Chg	Year to Date		% Chg
	2016	2017		2016	2017
Mexico	2,817,310	3,041,299	8.0	16,943,437	18,788,761	10.9
Domestic Traffic	1,378,240	1,463,157	6.2	7,208,001	8,175,757	13.4
International Traffic	1,439,070	1,578,142	9.7	9,735,436	10,613,004	9.0
San Juan, Puerto Rico	970,700	1,001,895	3.2	5,625,093	5,722,446	1.7
Domestic Traffic	819,884	854,692	4.2	4,938,937	5,001,635	1.3
International Traffic	150,816	147,203	(2.4)	686,156	720,811	5.1
Total Traffic	3,788,010	4,043,194	6.7	22,568,530	24,511,207	8.6
Domestic Traffic	2,198,124	2,317,849	5.4	12,146,938	13,177,392	8.5
International Traffic	1,589,886	1,725,345	8.5	10,421,592	11,333,815	8.8

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Mexico Passenger Traffic
		July		% Chg	Year to Date		% Chg
		2016	2017		2016	2017
Domestic Traffic		1,378,240	1,463,157	6.2	7,208,001	8,175,757	13.4
CUN	Cancun	781,549	850,105	8.8	3,769,696	4,435,322	17.7
CZM	Cozumel	15,289	17,706	15.8	78,598	73,014	(7.1)
HUX	Huatulco	64,307	67,530	5.0	318,954	377,363	18.3
MID	Merida	171,233	170,068	(0.7)	979,934	1,106,371	12.9
MTT	Minatitlan	19,627	17,624	(10.2)	132,320	117,968	(10.8)
OAX	Oaxaca	65,917	79,812	21.1	395,222	432,501	9.4
TAP	Tapachula	26,076	22,974	(11.9)	165,423	165,366	(0.0)
VER	Veracruz	124,383	127,942	2.9	702,698	745,127	6.0
VSA	Villahermosa	109,859	109,396	(0.4)	665,156	722,725	8.7
International Traffic		1,439,070	1,578,142	9.7	9,735,436	10,613,004	9.0
CUN	Cancun	1,355,924	1,484,624	9.5	9,148,620	9,986,498	9.2
CZM	Cozumel	40,941	43,212	5.5	282,650	291,250	3.0
HUX	Huatulco	1,982	2,182	10.1	88,122	100,217	13.7
MID	Merida	18,734	22,939	22.4	94,804	115,628	22.0
MTT	Minatitlan	2,350	682	(71.0)	8,025	4,123	(48.6)
OAX	Oaxaca	5,381	10,025	86.3	35,279	42,753	21.2
TAP	Tapachula	1,121	1,478	31.8	6,573	8,589	30.7
VER	Veracruz	7,982	8,456	5.9	44,459	40,635	(8.6)
VSA	Villahermosa	4,655	4,544	(2.4)	26,904	23,311	(13.4)
Traffic Total Mexico		2,817,310	3,041,299	8.0	16,943,437	18,788,761	10.9
CUN	Cancun	2,137,473	2,334,729	9.2	12,918,316	14,421,820	11.6
CZM	Cozumel	56,230	60,918	8.3	361,248	364,264	0.8
HUX	Huatulco	66,289	69,712	5.2	407,076	477,580	17.3
MID	Merida	189,967	193,007	1.6	1,074,738	1,221,999	13.7
MTT	Minatitlan	21,977	18,306	(16.7)	140,345	122,091	(13.0)
OAX	Oaxaca	71,298	89,837	26.0	430,501	475,254	10.4
TAP	Tapachula	27,197	24,452	(10.1)	171,996	173,955	1.1
VER	Veracruz	132,365	136,398	3.0	747,157	785,762	5.2
VSA	Villahermosa	114,514	113,940	(0.5)	692,060	746,036	7.8

US Passenger Traffic, San Juan Airport (LMM)
		July		% Chg	Year to Date		% Chg
		2016	2017		2016	2017
SJU Total		970,700	1,001,895	3.2	5,625,093	5,722,446	1.7
Domestic Traffic		819,884	854,692	4.2	4,938,937	5,001,635	1.3
International Traffic		150,816	147,203	(2.4)	686,156	720,811	5.1

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

- END -

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: August 3, 2017